

January 24, 2008

via U.S. mail and facsimile to (419) 730-6068

Mr. Dean E. Sukowatey
President and Acting Chief Financial Officer
ALL Fuels & Energy Company
6165 N.W. 86th Street
Johnston, IA 50131

> **RE:** **ALL Fuels & Energy Company**
> **Form 10-KSB/A for the fiscal year ended December 31, 2006**
> **Filed May 7, 2007**
>
> **Form 10-QSB for the quarter ended June 30, 2007**
> **File No. 0-29417**

Dear Mr. Sukowatey:

We have reviewed your response letter dated January 11, 2008 and have the following additional comment. We have asked you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-QSB for the quarter ended June 30, 2007

Note 2 Acquisition of ALL Energy Company

1. We note your response to prior comment 1 with regards to your accounting treatment of the April 2007 transaction with ALL Energy Company which indicates you accounted for this transaction in accordance with Appendix D of SFAS 141 as ALL Energy Company and ALL Fuels were under common control at the time of the transaction. Please describe the ownership structure of ALL Fuels and ALL Energy Company before and after the merger and explain whether common control exists among the entities, as defined in paragraph 3 of EITF 02-5. Your response should specifically address whether the entities were under common control from each of their inception dates and identify any periods during which they were not under common control. If the entities were considered under common control prior to the merger, please explain how your accounting treatment and presentation complies with the guidance in paragraphs D11 – D18 of SFAS 141.

*   *   *   *

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact Jenn Do at (202) 551-3743, Melissa Rocha at (202) 551-3854 or me at (202) 551-3355 if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Branch Chief